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Exhibit 3.71

CERTIFICATE OF FORMATION
OF
[entity name]

        This Certificate of Formation of [entity name], dated as of                        , 2004, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act, (6 Del.C. §§18-101, et seq.)

        FIRST.    The name of the limited liability company formed hereby is [entity name].

        SECOND.    The address of its registered office in the State of Delaware is c/o The Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The name of its registered agent at such address is The Corporation Trust Company.

        IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ MARK E. DERWENT Mark E. Derwent Authorized Person

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CERTIFICATE OF FORMATION OF [entity name]